Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: ON Semiconductor Corporation
Commission File No.: 000-49602

Subject Company: Synaptics Incorporated

Below sets forth an excerpt of the transcript of a talk given by the Chief Executive Officer and Chief Finanical Officer of ON Semiconductor Corporation at the KeyBanc Capital Markets Technology Leadership Forum on August 11, 2026.

Q - John N. Vinh

Great. Maybe switching to M& A, I wanted to ask you about the Synaptics acquisition. You've obviously have had a chance to talk to quite a few investors since the acquisition was announced. Maybe just to come at it a different way, what do you think is -- based on your conversations with investors, what do you think is the most misunderstood perception about the acquisition is at this point?

A - Hassane El Khoury

Yes. I think, at this point, there's way less confusion than it was when we announced the deal. Because one, people have had time to not just digest the deal, but also do work, and I'll explain a little bit what that work entailed. And also, our communication and the last earnings call was the proof of one of the concerns that existed.

So, let me kind of give you, at a high level, when we announced the deal, there were a few categories of investors, whether it's our investors or the Synaptics' investors. But it fell into investors that are familiar with both companies, us and the Synaptics today, were favorable from the get-go. I say the anecdote, I got emails before we even got on the call to talk about the deal. So, that was favorable from an awareness perspective. Now, what surprised me, and in hindsight, of course, it could have been differently communicated, but what's surprising is how many people were not familiar with the new Synaptics. A lot of people were anchored on Synaptics, call it, what are you doing with the five, six years ago Synaptics? And none of this is true today. If anybody did the work on Synaptics, based on the transformation they've gone through over the last five years, it's a very different company. And now that this work has been done and continues to be done, the sentiment is much more favorable on Synaptics as a company.

And then strategic intent that we talked about, there was a lot of concern at the beginning, which is kind of the bear case of, oh my God, there's something wrong with the ON Semi core business. Well, we just delivered a much better core than whether it's AI data center and so on, and we actually incrementally added to our position across the markets. So, that basically highlighted -- and of course the margin expansion that we had this quarter and talked about it margin expansion throughout the year. All of these are signs of a very robust core business. So, it wasn't about, oh my, is the Synaptics going to overcome some weaknesses in the core or is one or the other, are we going to reduce focus on AI data center automotive because -- the answer is, we're coming at it from a position of strength.

We have proven the strength of our core business, not just in the reported quarter, but in our outlook. We have proven that it's the right asset. A lot -- there's a lot of different conversations with some of my peers about, even microcontroller peers, about thinking about, hey, we need an AI-first compute platform. So, that tells you that we actually have the right strategy to do it. A lot of our peers have compute, so that gives us that competitive edge because we're not getting a microcontroller franchise, we're getting an AI-first franchise. All of these make the strategic deal strategic.

And by the way, between the synergies and really the health of the business and the margin of the Synaptics' business, it comes with free cash flow that's actually going to fund the growth of the AI-first compute, the Astra platform rather than diverting R&D dollars from the core, which we're going to continue to invest in our core at the same level because we see the growth potential. So, net-net, it is still a favorable deal. It is still financially favorable and strategic deal. And it does not change my view of the announcement or the deal since the day we've done it till now. Maybe the communication, in hindsight, that would have been a better learning there but from the strategic intent of the deal, it's going to deliver the value that we are here to deliver to investors.

A - Thad Trent

And what I would add is, it's accretive to our gross margin target, right, today. We believe we can take our scale and leverage that platform. So, we can take our distribution network, our thousands of customers, and we can take that product broad very quickly, which is something they've struggled with. The other thing, over time, is we can think about our manufacturing footprint and say, how do we improve those margins by bringing some of those new products in-house, right, as they develop the next level of products? So, accretive, cash flow positive, and scaling is really what we'll do with that business.

A - Hassane El Khoury

And one thing I do want to highlight, when we announced the deal, we talked about $200 million of synergies for the deal to be accretive in 18 months. I want to highlight that this is not the extent of the synergies. We put a trigger of 18 months. Everything that Thad talked about, about the margin expansion, the manufacturing, bringing manufacturing, which is all incremental to their margin and incremental to the benefit of the combined company, all that is synergies that happen outside of 18 months. So, you can think about the $200 million is kind of at that 18-month line, but it doesn't stop at that. All of the distribution, one design cycle, you're outside the 18-month, but that's all revenue synergies that's going to complement our growth and theirs. So, that's where the one plus one is more than two, not just for the $200 million synergy. That just gets us to accretive deal in 18 months. It's going to continue with the scale that we bring and the technology that they bring.

Q - John N. Vinh Good. Do you have a sense of right now how much of their products you're going to be able to take in-house and get those COGS benefits?

A - Hassane El Khoury

It won't be like anything non-Astra. Like Astra is an advanced node. We don't do that internal. Everything else is a candidate, I would say. And I say a candidate because if you have a business that's going to be replaced by a new generation, next cycle from Synaptic, we may introduce the next one in and keep the older ones. So, there's -- we do -- all the technology knows they make, we can do internal. The question is from a cost and CapEx and so on, it has to be favorable overall. That's part of the integration planning we're doing now. But it's a -- from an overlap perspective of what we can, a high percentage of the non-Astra business can go in.

Q - John N. Vinh All right. It looks like we're out of time. Thank you, guys.

A - Hassane El Khoury

Thank you.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Synaptics Incorporated and ON Semiconductor Corporation. This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Synaptics’ and onsemi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Synaptics and onsemi, all of which are subject to change.  Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology that convey uncertainty of future events or outcomes.

These forward-looking statements involve known and unknown risks and uncertainties, which may cause Synaptics’ or onsemi’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from regulators or the stockholders of Synaptics for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Synaptics or onsemi, including restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; (5) the ability of Synaptics and onsemi to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) uncertainty as to the long-term value of onsemi’s common stock; (11) legislative, regulatory and economic developments; and (12) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Synaptics’ and onsemi’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Synaptics’ overall business, including those more fully described in Synaptics’ filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended June 28, 2025, and its quarterly reports filed on Form 10-Q for the current fiscal year, and onsemi’s overall business and financial condition, including those more fully described in onsemi’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2025, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward-looking statements are not guarantees of performance, and speak only as of the date made, and neither Synaptics nor its management undertakes any obligation to update or revise any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information about the Transaction and Where To Find It

The proposed transaction will be submitted to the stockholders of Synaptics for their consideration. In connection with the proposed transaction, onsemi will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Synaptics and that also constitutes a prospectus of onsemi. Each of Synaptics and onsemi will provide the proxy statement/prospectus to Synaptics stockholders. Synaptics and onsemi also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Synaptics or onsemi may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on Synaptics Investor Relations at https://investor.synaptics.com/ (for documents filed with the SEC by Synaptics) or onsemi Investor Relations at https://investor.onsemi.com/ (for documents filed with the SEC by onsemi).

Participants in the Solicitation

Synaptics, onsemi, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Synaptics stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Synaptics stockholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Synaptics’ executive officers and directors under the headings “Proposal 1 – Election of Directors,” “Director Compensation,” “Compensation Discussion and Analysis,” “Named Executive Officer Compensation Tables,” “CEO Pay Ratio Disclosure,” “Pay Versus Performance Disclosure” and “Beneficial Ownership of Certain Stockholders” in its definitive proxy statement filed with the SEC on September 16, 2025. To the extent holdings of Synaptics common stock by the directors and executive officers of Synaptics have changed from the amounts of Synaptics common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=817720&owner=exclude under the tab “Ownership Disclosures”.  You can find more detailed information about onsemi’s executive officers and directors under the headings “The Board of Directors and Corporate Governance,” “Compensation of Executive Officers” and “Stock Ownership” in its definitive proxy statement filed with the SEC on April 2, 2026. To the extent holdings of onsemi common stock by the directors and executive officers of onsemi have changed from the amounts of onsemi common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1097864&owner=exclude under the tab “Ownership Disclosures”.  Additional information about Synaptics’ executive officers and directors and onsemi’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.